U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

September 20, 2006

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

NEWS RELEASE	20 SEPTEMBER 2006
For Immediate Release

Xyratex Ltd Announces Results for the Third Quarter Fiscal Year 2006

Q3 Revenues $263.1 million, up 60.5% Year over Year

Havant, UK – September 20, 2006 – Xyratex Ltd (Nasdaq: XRTX), a leading provider of modular enterprise class data storage subsystems and storage process technology, today announced results for the third fiscal quarter ended August 31, 2006.  Revenues for the third quarter were $263.1 million, an increase of 60.5% compared to revenues of $163.9 million for the same period last year.

For the third quarter, GAAP net income was $17.8 million, or $0.60 per diluted share, compared to GAAP net income of $7.9 million, or $0.27 per diluted share, in the same period last year. Non-GAAP net income increased 139.3% to $20.3 million, or a diluted earnings per share of $0.68, compared to non-GAAP net income of $8.5 million, or $0.29 per diluted share, in the same quarter a year ago. A reconciliation between net income on a GAAP basis and net income on a non-GAAP basis is provided in a table immediately following the “Unaudited Condensed Consolidated Statements of Cash Flows”, below.

Gross profit margin on a GAAP basis in the third quarter was 21.1%, compared to 20.2% in the same period last year. The increase in gross margin reflects the increase in Storage Infrastructure revenue as a proportion of total revenue.

Revenues from sales of our Storage and Network Systems products were $148.6 million as compared to $104.8 million in the third quarter last year, an increase of 41.8%. Gross profit margin in the Storage and Network Systems business was 14.1% as compared to 15.2% in the third quarter last year. Revenues from sales of our Storage Infrastructure products were $114.6 million as compared to $59.2 million in the third quarter last year, an increase of 93.7%. Gross profit margin in the Storage Infrastructure business was 30.5% as compared to 29.1% in the third quarter last year.

“Xyratex had another very solid quarter with strong revenue growth across both businesses. We executed well and were able to meet the accelerated installation schedules of our Storage Infrastructure customers”, said Steve Barber, CEO of Xyratex. “Our new products and customers are gaining momentum in the market. We believe we are well positioned going forward to support our disk drive customers during this period of marketshare adjustment following the Seagate acquisition of Maxtor and we remain confident in the positive industry dynamics that are providing significant opportunities for our storage products over the long-term.”

Business Highlights

•                  We secured new design wins with Intel, Bull, EqualLogic, and 3PAR. We continue to be partnered with companies who we believe are well positioned in their respective market spaces; with EqualLogic positioned as a leading provider of enterprise-class iSCSI storage area network (SAN) solutions and 3PAR, a leading provider of Utility Storage.

•                  We announced in September 2006 the establishment of Nihon Xyratex KK (Xyratex Japan, Ltd.). The company’s new Japanese headquarters will be founded through Xyratex’s acquisition of Jastam Trading Co. Ltd. of Tokyo, Japan, a full service broker for equipment suppliers to high technology customers. The formation of Xyratex Japan, Ltd. supports Xyratex’s strategy to expand its Storage Infrastructure and Storage and Network Systems portfolio of solutions into the Asia-Pacific market.

•                  We confirmed that Hitachi Global Storage Technologies has started its evaluation of an automated Production Test System. Xyratex has shipped and installed the evaluation unit at Hitachi’s Fujisawa, Japan facility.

•      We announced the new X700 system high-speed media test automation solution. The X700 is based on many of Xyratex’s proven test automation elements, and offers substrate and media manufacturers the benefits of ultra-small footprint and 700 disks per hour output, in a fully self-contained, third-party certified class 10 enclosure.

•                  We announced that we are the first storage subsystem manufacturer to qualify the new Seagate 300GB Cheetah 15K.5, 4Gbit/sec, Fibre Channel (FC) disc drive. Seagate’s Cheetah 15K.5 disc drive has been fully integrated into Xyratex’s RS-1600-F4-SBD 4Gb FC SBOD storage system and is also fully qualified in all Xyratex’s legacy Fibre Channel RAID, SBOD and JBOD solutions. The Seagate Cheetah 15K.5 disc drive is Seagate’s first 4Gbit/sec disc drive to be based on perpendicular recording.

•                  We confirmed that we are in full compliance with the European directive 2002/95/EC on the Restriction of Hazardous Substances (RoHS) for all of our products placed on the market within the European Union. Fulfillment of the RoHS directive is part of Xyratex’s overall strategic initiative to comply with the requirements of ISO14001 and global environmental programs for its worldwide operations.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures, except for the acquisition of Jastam, described above.

•                  Revenue in the fourth quarter of 2006 is projected to be in the range $215 to $230 million.

•                  Fully diluted earnings per share is anticipated to be between $0.17 and $0.27 on a GAAP basis in the fourth quarter. On a non-GAAP basis, fully diluted earnings per share is anticipated to be between $0.24 and $0.34. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets and related taxation expense.

Conference Call/Webcast Information

The company will host a conference call to discuss its results at 2:00 p.m. PT/5:00 p.m. ET on Wednesday, September 20, 2006.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(800) 599-9795
Outside the United States	(617) 786-2905
Passcode	13304474

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through September 27, 2006 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	38770400

Safe Harbor Statement

This press release contains forward–looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the fourth quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of modular enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in a management buy-out from IBM, and with its headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.  For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

Schwartz Communications, Inc.
Nate Hermes
Tel: +1 (415) 512-0770
Email: xyratex@schwartz-pr.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2006	2005	2006	2005
	(US dollars in thousands, except per share amounts)

Revenues:
Storage and Network Systems	$148,566	$104,757	$431,134	$294,179
Storage Infrastructure	114,572	59,161	311,403	181,866
Total revenues	263,138	163,918	742,537	476,045

Cost of revenues	207,488	130,788	587,289	375,981
Gross profit:
Storage and Network Systems	20,933	15,895	60,948	46,145
Storage Infrastructure	34,999	17,235	94,943	53,919
Equity compensation	(282)	—	(643)	—
Total gross profit	55,650	33,130	155,248	100,064
Operating expenses:
Research and development	18,061	14,062	53,925	37,482
Selling, general and administrative	15,764	9,404	44,582	27,104
Amortization of intangible assets	1,318	834	3,693	1,560
In process research and development	—	—	—	2,230
Total operating expenses	35,143	24,300	102,200	68,376
Operating income	20,507	8,830	53,048	31,688
Other income	—	—	1,965	—
Interest income, net	429	351	867	1,020
Income before income taxes	20,936	9,181	55,880	32,708
Provision for income taxes	3,125	1,324	7,056	4,358
Net income	17,811	7,857	48,824	28,350

Net earnings per share:
Basic	$0.62	$0.28	$1.71	$1.00
Diluted	$0.60	$0.27	$1.66	$0.98

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,727	28,413	28,635	28,302
Diluted	29,516	29,079	29,499	29,052

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31,	November 30,
	2006	2005
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$43,995	$41,240
Accounts receivable, net	114,521	82,449
Inventories	127,776	71,543
Prepaid expenses	2,915	2,244
Deferred income taxes	7,270	6,480
Other current assets	6,223	3,236
Total current assets	302,700	207,192
Property, plant and equipment, net	33,141	25,643
Intangible assets, net	58,441	50,904
Deferred income taxes	9,402	17,551
Total assets	$403,684	$301,290

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$120,069	$79,927
Acquisition note payable	—	3,000
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	15,912	13,620
Deferred revenue	20,056	16,434
Income taxes payable	476	421
Other accrued liabilities	17,071	15,506
Total current liabilities	177,584	132,908
Long-term debt	4,000	7,000
Total liabilities	181,584	139,908

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,739 and 28,437 issued and outstanding	287	284
Additional paid-in capital	342,342	333,886
Accumulated other comprehensive income (loss)	2,079	(1,356)
Accumulated deficit	(122,608)	(171,432)
Total shareholders’ equity	222,100	161,382
Total liabilities and shareholders’ equity	$403,684	$301,290

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	August 31,	August 31,
	2006	2005
	(US dollars in thousands)
Cash flows from operating activities:
Net income from continuing operations	$48,824	$28,350
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	7,066	4,952
Amortization of intangible assets	3,693	1,560
Non-cash equity compensation	5,376	621
Bonus paid by trust	—	144
Loss on sale of assets	265	—
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(32,072)	(11,376)
Inventories	(56,233)	(26,689)
Prepaid expenses and other current assets	91	(2,648)
Accounts payable	40,142	14,113
Employee compensation and benefits payable	2,292	189
Deferred revenue	3,622	5,604
Income taxes payable	(760)	(183)
Deferred income taxes	7,137	5,172
Other accrued liabilities	3,775	734
Net cash provided by operating activities	33,218	20,543

Cash flows from investing activities:
Investments in property, plant and equipment	(15,591)	(9,666)
Loan to acquiree company	—	(2,500)
Acquisition of intangible assets	(4,000)	—
Acquisition of business, net of cash received	(7,955)	(6,473)
Net cash used in investing activities	(27,546)	(18,639)

Cash flows from financing activities:
Payments of long-term borrowings	(3,000)	(3,000)
Payment of acquisition note payable	(3,000)	(2,000)
Proceeds from issuance of shares	3,083	2,041
Net cash used in financing activities	(2,917)	(2,959)
Change in cash and cash equivalents	2,755	(1,055)
Cash and cash equivalents at beginning of period	41,240	63,495
Cash and cash equivalents at end of period	$43,995	$62,440

XYRATEX LTD

UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO
NON-GAAP NET INCOME

	Three Months Ended
	GAAP	Non-GAAP	Non-GAAP
	August 31,	Adjustment	August 31,
	2006	(a)	2006
	(US dollars in thousands, except per share amounts)

Revenues:
Storage and Network Systems	$148,566		$148,566
Storage Infrastrucure	114,572		114,572
Total revenues	263,138		263,138

Cost of revenues	207,488	(282)	207,206
Gross profit:
Storage and Network Systems	20,933		20,933
Storage Infrastrucure	34,999		34,999
Equity compensation	(282)	282	—
Total gross profit	55,650		55,932
Operating expenses:
Research and development	18,061	(586)	17,475
Selling, general and administrative	15,764	(1,184)	14,580
Amortization of intangible assets	1,318	(1,318)	—
Total operating expenses	35,143		32,055
Operating income	20,507		23,877
Interest income, net	429		429
Income before income taxes	20,936		24,306
Provision for income taxes	3,125	908	4,033
Net income	17,811		20,273

Net earnings per share:
Basic	$0.62		$0.71
Diluted	$0.60		$0.68

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,727		28,727
Diluted	29,516	499	30,015

	Nine Months Ended
	GAAP	Non-GAAP	Non-GAAP
	August 31,	Adjustment	August 31,
	2006	(a)	2006
	(US dollars in thousands, except per share amounts)

Revenues:
Storage and Network Systems	$431,134		$431,134
Storage Infrastrucure	311,403		311,403
Total revenues	742,537		742,537

Cost of revenues	587,289	(643)	586,646
Gross profit:
Storage and Network Systems	60,948		60,948
Storage Infrastructure	94,943		94,943
Equity compensation	(643)	643	—
Total gross profit	155,248		155,891
Operating expenses:
Research and development	53,925	(1,405)	52,520
Selling, general and administrative	44,582	(3,328)	41,254
Amortization of intangible assets	3,693	(3,693)	—
Total operating expenses	102,200		93,774
Operating income	53,048		62,117
Other income	1,965	(1,965)	—
Interest income, net	867		867
Income before income taxes	55,880		62,984
Provision for income taxes	7,056	1,861	8,917
Net income	48,824		54,067

Net earnings per share:
Basic	$1.71		$1.89
Diluted	$1.66		$1.81

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,635		28,635
Diluted	29,499	345	29,844

	Three Months Ended
	GAAP	Non-GAAP	Non-GAAP
	August 31,	Adjustment	August 31,
	2005	(a)	2005
	(US dollars in thousands, except per share amounts)

Revenues:
Storage and Network Systems	$104,757		$104,757
Storage Infrastrucure	59,161		59,161
Total revenues	163,918		163,918

Cost of revenues	130,788		130,788
Gross profit:
Storage and Network Systems	15,895		15,895
Storage Infrastrucure	17,235		17,235
Total gross profit	33,130		33,130
Operating expenses:
Research and development	14,062		14,062
Selling, general and administrative	9,404	(240)	9,164
Amortization of intangible assets	834	(834)	—
In process research and development	—		—
Total operating expenses	24,300		23,226
Operating income	8,830		9,904
Interest income, net	351		351
Income before income taxes	9,181		10,255
Provision for income taxes	1,324	459	1,783
Net income	7,857		8,472

Net earnings per share:
Basic	$0.28		$0.30
Diluted	$0.27		$0.29

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,413		28,413
Diluted	29,079		29,079

	Nine Months Ended
	GAAP	Non-GAAP	Non-GAAP
	August 31,	Adjustment	August 31,
	2005	(a)	2005
	(US dollars in thousands, except per share amounts)

Revenues:
Storage and Network Systems	$294,179		$294,179

Storage Infrastrucure	181,866		181,866
Total revenues	476,045		476,045

Cost of revenues	375,981		375,981
Gross profit:
Storage and Network Systems	46,145		46,145
Storage Infrastrucure	53,919		53,919
Total gross profit	100,064		100,064
Operating expenses:
Research and development	37,482		37,482
Selling, general and administrative	27,104	(621)	26,483
Amortization of intangible assets	1,560	(1,560)	—
In process research and development	2,230	(2,230)	—
Total operating expenses	68,376		63,965
Operating income	31,688		36,099
Interest income, net	1,020		1,020
Income before income taxes	32,708		37,119
Provision for income taxes	4,358	1,346	5,704
Net income	28,350		31,415

Net earnings per share:
Basic	$1.00		$1.11
Diluted	$0.98		$1.08

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,302		28,302
Diluted	29,052		29,052

(a)                     Non-GAAP Adjustment for the three and nine month periods ended August 31, 2006 and August 31, 2005 includes non-cash amortization of intangible assets and non-cash equity compensation expense. Non-GAAP Adjustment for the nine month period ended August 31, 2006 also includes income from the sale of a product line. Non-GAAP Adjustment for the nine month period ended August 31, 2005 also includes in-process research and development expense. The Non-GAAP Adjustment for these periods also include the related tax effects.

We believe these Non-GAAP measures are useful to investors because they provide an alternative method of measuring the operating performance of our business by excluding certain expenses, gains and losses which we believe are not indicative of our core operating results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer

Date: September 20, 2006